JINKOSOLAR HOLDING CO., LTD
(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON SEPTEMBER 28, 2011

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd (the “Company”) will be held at Pavilion room, 3/F West Wing of Shanghai Jin Jiang Oriental Hotel, No. 889 South Yang Gao Road, Pudong New District, Shanghai, P.R. China on September 28, 2011 at 10:00 a.m. (Beijing time) for the following purposes:

•	To consider and, if thought fit, pass the following resolutions:

As a special resolution:

1.	That the name of the Company be changed from “JINKOSOLAR HOLDING CO., LTD” into “JINKOSOLAR HOLDING CO., LTD.”;

As ordinary resolutions:

2.	That Mr. Kangping Chen (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;

3.	That Mr. Xianhua Li (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;

4.	That PricewaterhouseCoopers Zhong Tian CPAs Limited Company be re-appointed as auditors of the Company for the fiscal year of 2011;

5.	That the directors of the Company be authorized to determine the remuneration of the auditors;

6.
That the aggregate number of shares that may be issued under the Company’s long term incentive plan (the “Plan”) adopted on July 10, 2009, as amended, or covered by Awards (as such term is defined in the Plan) including upon the exercise of ISOs (as such term is defined in the Plan) be increased from 7,325,122 ordinary shares to 9,325,122 ordinary shares; and

7.
That each of the directors of the Company be authorized to take any and every action that might be necessary to effect the forgoing resolutions 1 to 6 as such director, in his or her absolute discretion, think fit.

•	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2010, and the report of the directors.

•	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on August 26, 2011 (New York time) as the record date (the “Record Date”). Only holders of our ordinary shares, whether or not represented by American depositary shares, at the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2010 Annual Report, containing the complete audited financial statements for the year ended December 31, 2010 and the report of auditors, together with the reports of the directors, please visit the Investor Relations Section of the Company website at www.jinkosolar.com. We will provide all holders of our ordinary shares the ability, upon request, to receive a hard copy of our 2010 Annual Report free of charge.

If you are a holder of our ordinary shares, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 16F, Building No.2, YouYou Century Plaza, No. 428 South Yang Gao Road, Pudong, Shanghai, P.R. China, Attention: Mr. Gener Miao, or by email to jksproxy@jinkosolar.com or by fax to Mr. Gener Miao at 0086-21-6876 1115 as soon as possible and in any event no later than 10:00am September 26, 2011 (Beijing time).

BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li
Chairman
Date: August 16, 2011

Exhibit A

Resume of director candidates:

Mr. Kangping Chen is a founder, director and the chief executive officer of the Company as well as the general manager of Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in Jiangxi Province, PRC. Prior to founding our company, he was the chief financial officer of Zhejiang Supor Cookware Company Ltd., a company listed on the PRC A share market, from October 2003 to February 2008, where his major responsibilities included establishing and implementing its overall strategy and annual business plans. Mr. Chen is the brother-in-law of Mr. Xiande Li, chairman of the board of directors of the Company.

Mr. Xianhua Li is a founder, director and vice president of our company as well as deputy general manager of Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in Jiangxi Province, PRC. Prior to founding our company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities. Mr. Li is a brother of Mr. Xiande Li, chairman of the board of directors of the Company.